Exhibit (e)(2)

Confidentiality Agreement

between

Bayer AG, Leverkusen,

Bayer HealthCare AG, Leverkusen,

and

Schering AG, Berlin

(each a “Party” and collectively the “Parties”)

§ 1
Purpose of the Agreement

(1)
After successful completion of the takeover offer by Dritte BV GmbH, a wholly owned subsidiary of Bayer AG, Schering AG and its subsidiaries (each a “Schering Company”, collectively the “Schering Companies”) now belong to the Bayer group as affiliated companies.  Within the Bayer group, Bayer AG acts as the strategic holding company directing the Bayer group, and Bayer HealthCare AG (“BHC”), a wholly owned subsidiary of Bayer AG, directs the sub-group HealthCare.

(2)
In order to enable Bayer AG to fulfil its role as strategic holding company also in view of Schering AG and the Schering Companies (collectively, the “Schering Group”), and in order to enable an efficient integration of the Schering Group into the Bayer group and its sub-group HealthCare, Schering AG and the Schering Companies on one side and Bayer AG, BHC and the remaining subsidiaries of Bayer AG not belonging to the Schering Group (each a “Bayer Company”, collectively the “Bayer Companies”) on the other side expect to exchange certain Confidential Information as defined in § 2 of this Agreement. The Parties wish to ensure that they will not suffer any disadvantages from such transfer of Confidential Information.

(3)
Due to the economic importance of Confidential Information, the Parties undertake to treat such Confidential Information strictly in confidence and to make use thereof exclusively as set out in this Agreement.

§ 2
Confidential Information

(1)
“Confidential Information” shall mean all non-public information in relation to Schering AG, any Schering Company, Bayer AG, BHC or any Bayer Company, including information about the business, business processes, products, R&D activities, staff, know-how, analyses, compilations, studies, documents or other materials (regardless of whether communicated orally, in written form or via other media), furnished by or on behalf of Schering AG or a Schering Company to Bayer AG, BHC or any Bayer Company, or furnished by or on behalf of Bayer AG, BHC or a Bayer Company to Schering AG or any Schering Company, during or before the term of this Agreement. For the avoidance of doubt, this also includes information exchanged on the basis of separate agreements between Schering AG or a Schering Company and Bayer AG, BHC or a Bayer Company.

(2)	However, Confidential Information does not include:

(a)	information which was publicly known prior to the execution of this Agreement or has become publicly known thereafter, unless the disclosure results from a breach of this Agreement;

(b)
information which Bayer AG, BHC, a Bayer Company, Schering AG or a Schering Company has obtained from third parties on a non-confidential basis, provided that the recipient is not aware after reasonable inquiry that the disclosure of information by such third party constitutes a breach of its legal, contractual or fiduciary obligations vis-à-vis Schering AG, any Schering Company, Bayer AG, BHC or any Bayer Company;

(c)
information relating to Schering AG or any Schering Company which was known by Bayer AG, BHC or the respective Bayer Company prior to the disclosure of such information by or on behalf of Schering AG or the Schering Company;

(d)
information relating to Bayer AG, BHC or any Bayer Company which was known by Schering AG or the respective Schering Company prior to the disclosure of such information by or on behalf of Bayer AG, BHC or the Bayer Company.

§ 3
Confidentiality Obligations

(1)
Except as permitted under this Agreement, Bayer AG and BHC undertake to treat, and Bayer AG guarantees that the Bayer Companies will treat, all Confidential Information in relation to Schering AG or any Schering Company and furnished by or on behalf of Schering AG or a Schering Company to Bayer AG, BHC or any Bayer Company as confidential and to use such Confidential Information only for one of the following purposes:

(a)
for fulfilling Bayer AG’s role as the strategic holding company of the Bayer group, in particular for determining the strategy of the Bayer group, including the Schering Group, and for the reporting and accounting of the Bayer group, or

(b)
for the planning and legally permissible implementation of measures (including agreements, transactions, acts and actions etc.) relating to the integration of the Schering Group into the Bayer group, or

(c)
if a domination agreement (Beherrschungsvertrag) enters into force with Schering AG as the controlled company and a Bayer group Company (but excluding Schering Companies) as the controlling company, any use permissible under such domination agreement.

Any other use of such Confidential Information by Bayer AG, BHC or a Bayer Company requires the prior written consent of Schering AG.

(2)
Except as permitted under this Agreement, Schering AG undertakes to treat, and guarantees that the Schering Companies will treat, all Confidential Information in relation to Bayer AG, BHC or any Bayer Company and furnished by or on behalf of Bayer AG, BHC or a Bayer Company to Schering AG or any Schering Company as confidential and to use such Confidential Information only for the planning and legally permissible implementation of measures (including agreements, transactions, acts and actions etc.) relating to the integration of the Schering Group into the Bayer group.

Any other use of such Confidential Information by Schering AG or a Schering Company requires the prior written consent of Bayer AG.

(3)	However, Bayer AG, BHC, each Bayer Company, Schering AG and each Schering Company are entitled (i) to share Confidential Information with external advisers (such as business consultants, chartered accountants, auditors, tax advisers, lawyers, investment bankers) and selected persons of its group (the “Authorized Representatives”), provided the external advisers and group persons are subject to a professional secrecy obligation or, if requested by Schering AG, Bayer AG or BHC, have undertaken in writing to comply with the confidentiality obligations of this Agreement and (ii) to disclose Confidential Information to any court, public authority, stock exchange or other institution, provided and to the extent that Bayer AG, BHC, the respective Bayer Company, Schering AG or the respective Schering Company is under a mandatory obligation to disclose such Confidential Information. Furthermore, Bayer AG, BHC, each Bayer Company, Schering AG, and each Schering Company may disclose Confidential Information to the extent the purpose of use set forth in paras 1 or 2 of this § 3 requires disclosure to third parties provided that, if requested by Schering AG, Bayer AG or BHC, the relevant third party has undertaken in writing to comply with the confidentiality obligations of this Agreement.

(4)
Bayer AG, BHC and Schering AG shall share Confidential Information only with those persons who are absolutely necessary to be involved in connection with the purpose of use (“need to know basis”), and shall ensure that their respective subsidiaries proceed in the same manner.

(5)	Each and all documents and data constituting Confidential Information shall be stored carefully and protected from unauthorized access.

§ 4
Breach of this Agreement

The Parties understand that each Party may suffer serious disadvantages from any breach of this Agreement by the respective other Party. In addition to the right to demand specific performance and to any other remedy that may be available under statutory law,

(a)
Schering AG will be entitled to demand compensation from Bayer AG and/or BHC for any damage suffered by Schering AG or any Schering Company for reason of any   such breach by Bayer AG and/or BHC, respectively, and to be put in the position in which it had been had no such breach occurred; and

(b)
Bayer AG will be entitled to demand compensation from Schering AG for any damage suffered by Bayer AG or any Bayer Company, and BHC shall be entitled to demand compensation from Schering AG for any damage suffered by BHC, for reason of any such breach by Schering AG, and to be put in the position in which it had been had no such breach occurred.

§ 5
Term of the Agreement and Obligation to Return

(1)	This Agreement terminates if and as soon as

(a)	Schering AG is no longer a company controlled by Bayer AG within the meaning of sec. 17 of the German Stock Corporation Act (Aktiengesetz), or

(b)	it is terminated by one of the Parties by written notice to the other Parties with a notice period of 1 week.

(2)
If this Agreement terminates as set forth under para 1 of this § 5, then upon request of one of the Parties, the Parties shall return and shall cause each of their subsidiaries to return, at their own expense, all Confidential Information, including all copies and data files (regardless of the form in which such reproductions are maintained) to the respective other Party. Furthermore, Bayer AG, BHC and Schering AG shall destroy and shall cause each of their subsidiaries to destroy all analyses, compilations, memoranda or other documents prepared by them or any of their subsidiaries or Authorized Representatives, which contain or otherwise reflect Confidential Information received from the respective other Party or one of its subsidiaries. However, the aforesaid shall not apply to the extent the return or destruction of Confidential Information would create costs that are grossly disproportionate to the interest of the respective other Party in having the relevant Confidential Information returned and destroyed. The aforesaid shall also not apply to Confidential Information and all documents containing Confidential Information which the Parties are legally obligated to keep. In such cases the Parties shall continue to treat Confidential Information obtained prior to the termination of this Agreement in accordance with their obligations under this Agreement, and they shall continue to ensure that their subsidiaries comply with the same obligations.

(3)
Upon request of Schering AG, Bayer AG and BHC are obligated, and upon request by Bayer AG or BHC, Schering AG is obligated to provide and to cause each of their subsidiaries to confirm in writing compliance with the requirements set forth in this § 5 para 2.

§ 6
Miscellaneous

(1)
This Agreement constitutes the entire agreement between the Parties with respect to the subject matter thereof and supersedes all prior agreements between the Parties with respect to the subject matter thereof, including the confidentiality agreements entered into by Schering AG and Bayer AG on March 19, 2006 and May 3, 2006.

(2)	Changes and amendments to this Agreement, including a waiver of this written form requirement, are only valid if they are made in writing.

(3)	This Agreement is governed by German law.

(4)
Should any individual provision of this Agreement be or become fully or partially null and void, or impractical, or should any provision be deficient, the validity of the remainder of this Agreement shall in no way be affected. A suitable provision shall be included as a substitute for any invalid, ineffective or impractical provisions and/or to make up for such deficiencies which, as far as legally feasible, shall be as close as possible to the original intention with reference to the effects and purpose of these provisions, had such item been considered by them.

Place and Date: __________/June ___, 2006

Accepted and agreed by Bayer AG:
/s/ Armin Buchmeier	/s/ Jan Eckert
Name: Armin Buchmeier Title: Senior Counsel	Name: Jan Eckert Title:
Accepted and agreed by Bayer HealthCare AG:
/s/ Bey	/s/ V. Schmeling
Name: Bey Title: BHC GC	Name: V. Schmeling Title: Senior Counsel

Berlin, June 21, 2006

Accepted and agreed by Schering AG:
/s/ E. Gardyan-Eisenlohr	/s/ Martin Eisenhauer
Name: Eva Gardyan-Eisenlohr Title: Legal Counsel	Name: Dr. Martin Eisenhauer Title: Legal Counsel